Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

October 3, 2012

VIA EDGAR

James O’Connor, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Delaware Group Adviser Funds
File No: 811-07972

Dear Mr. O’Connor:

On behalf of Delaware Group Adviser Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on September 28, 2012, with regard to the Registrant’s Preliminary Information Statement for Delaware International Bond Fund (the “Fund”) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2012.

For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Any disclosure changes required by these responses are being incorporated into the Registrant’s Definitive Information Statement (the “Information Statement”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Information Statement.

1.	Comment: Define “Macquarie” in the shareholder letter.

Response:  The term has been defined, as requested.

2.	Comment: Revise the Information Statement to make it clearer that there are now two sub-advisors for the Fund.

Response:  The Registrant believes that the current disclosure clearly explains that following approval of the new sub-advisor, the Fund will have two sub-advisors and respectfully declines this comment.

3.	Comment: Confirm that the Manager is a series of Delaware Management Business Trust as opposed to a subsidiary.

Response:  The Registrant confirms that the disclosure is correct as presented and that the Manager is a series of Delaware Management Business Trust.

4.
Comment:  Because the new Sub-advisory Agreement (the “Agreement”) is with MBIL, an affiliated sub-adviser, did the Board, including a majority of the Independent Trustees, make a separate finding, reflected in the Board minutes, that approval of the Agreement is in the best interests of the Fund and its unaffiliated shareholders, and does not involve a conflict of interest from which the Manager or MBIL derives an inappropriate advantage?  Did the Board, including a majority of the Independent Trustees make a separate finding that a proxy solicitation to approve the appointment of MBIL would provide no more meaningful information to shareholders than the Information Statement?

Response:  The Board of Trustees did not make a separate finding that the Agreement does not involve a conflict of interest from which the Manager or MBIL derives an inappropriate advantage, or that the Agreement is in the best interests of the Fund and its unaffiliated shareholders.  However, the Board did determine that the approval of the Agreement was in the best interests of all Fund shareholders.  In addition to the Gartenberg factors, the Board considered the fact that it would gain access to a portfolio manager previously affiliated with the Manager who had provided services to the Fund who was relocating to an affiliate of the Manager, as well as the fact that over 70% of the Fund is comprised of seed capital.   Under the Fund’s charter documents, the Fund has the ability to act by consent of majority shareholder without a meeting, provided that the Fund’s secretary has given prompt notice of the action.

The Board did not make a separate finding that a proxy solicitation to approve the appointment of MBIL would provide no more meaningful information to shareholders than the Information Statement.  Because an affiliated entity owns 77.83% of the Fund’s outstanding shares, preparing a proxy statement was not a time-effective or cost-effective option for the Fund.  Moreover, other than the typical provisions concerning solicitations and voting proxies, the Information Statement provides the same substantive information about the selection of a new sub-advisor and the approval of the related Agreement that a standard proxy statement would.

5.	Comment: Provide the name of the Fund’s majority shareholder when it is first mentioned on page 1 of the Information Statement.

Response:  The disclosure has been added, as requested.

6.	Comment: The Agreement mentions that it applies to each Fund listed on Schedule A, but the attached Schedule A describes fees.

Response:  The Agreement only applies to the Fund.  Therefore, the reference to Schedule A listing the relevant funds has been deleted.
* * *
In connection with the Registrant’s responses to the SEC Staff’s comments on the Information Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (ii) Staff comments on the Information Statement, or changes to disclosure in response to Staff comments on the Information Statement do not foreclose the SEC from taking any action with respect to the Information Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Information Statement.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions.

Very truly yours,

/s/ E. Taylor Brody
E. Taylor Brody

Cc:           Kathryn Williams, Esq.
                 Delaware Investments